UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announced today new internal appointments to its executive management team.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: December 19, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

 Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Monday, December 19, 2005

Item 3

News Release

A press release providing notice of the material change was issued on Monday, December 19, 2005 via Canada NewsWire and PR Newswire.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. today announced the new internal appointments to its executive management team, including the creation of three new roles: Chief Compliance Officer, Chief Medical Officer, and Chief Clinical and Regulatory Affairs Officer.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not filed on a confidential basis

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Contact:                 David M. Hall, Chief Compliance Officer
Telephone:             (604) 221-7676

Dated at the City of Vancouver, in the Province of British Columbia, this 19th day of December, 2005.

Angiotech Pharmaceuticals, Inc.

By:/s/

DAVID M. HALL, CHIEF COMPLIANCE OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE

NEWS RELEASE

       Monday, December 19, 2005

ANGIOTECH ANNOUNCES NEW APPOINTMENTS TO
EXECUTIVE MANAGEMENT TEAM

VANCOUVER, BC - December 19, 2005 - Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced new internal appointments to its executive management team, including the creation of three new roles: Chief Compliance Officer, Chief Medical Officer, and Chief Clinical and Regulatory Affairs Officer.

“These new appointments to our executive management team were made in order to support the growth and operational focus of our company as we bring the next generations of novel drug-device and drug-biomaterial combination products to market,” said Dr. William L. Hunter, President and CEO of Angiotech. Dr. Hunter added, “We are pleased to announce that all of these promotions were made from within the existing Angiotech management team, and reflect our commitment to developing and building upon our leadership skills.”

Mr. David Hall has been appointed to the newly-created position of Chief Compliance Officer and added responsibility as Senior Vice President, Government and Community Relations. Most recently as Chief Financial Officer at Angiotech, Mr. Hall led the adoption and implementation of the company’s Sarbanes-Oxley (SOX) compliance measures. In this new role, he will also act as a key liaison with government and community agencies. The creation of this senior position demonstrates Angiotech’s continued commitment to regulatory compliance and corporate governance.  Mr Hall also remains Corporate Secretary and Treasurer.

Mr. Thomas Bailey has been appointed Chief Financial Officer. Formerly Vice President, Business Development, Mr. Bailey will continue to oversee Angiotech’s business development strategy and strategic alliances, in addition to managing the company’s overall financial and accounting activities. Mr. Bailey brings extensive experience in corporate growth initiatives such as acquisitions, corporate alliances and partnerships within biotechnology, pharmaceutical and medical device companies.

Dr. Rui Avelar has been promoted to the new position of Chief Medical Officer. Most recently Dr. Avelar was Senior Vice President, Medical Affairs and Communications. Dr. Avelar’s background includes both extensive clinical experience as a practicing physician and knowledge of the pharmaceutical industry through his previous work as a securities analyst. Building on his existing responsibilities, Dr. Avelar will continue to oversee the company’s medical market analysis and provide strategic leadership in the product development process.

Dr. Gary Ingenito has been appointed to the newly-created role of Chief Clinical and Regulatory Affairs Officer in recognition of his contributions as Senior Vice President, Clinical and Regulatory Affairs at Angiotech. In his new role, he will continue to provide direction for the company’s worldwide clinical and regulatory activities. He will also take on the role of Senior Vice President of Product Development, coordinating R&D, clinical and operational activities.  Dr. Ingenito brings a wealth of expertise to this role from his many years of experience in the pharmaceutical industry and with clinical research organizations.

Additional biographical detail on Angiotech's senior management is available on the company’s website at www.angiotech.com.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Colleen Beauregard, Waggener Edstrom Bioscience, (503) 443-7863,

Email: colleenb@wagged.com